                               UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  ASTREX, INC.
           ----------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
           ----------------------------------------------------------
                          (Title of Class of Securities)

                                   046357208
           ----------------------------------------------------------
                                 (CUSIP Number)

                     Eben P. Perison, Libra Investments, Inc.
           11766 Wilshire Boulevard, Suite 870, Los Angeles, CA 90025
           ----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   12/12/97
           ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 046357208                                       Page  2  of  9  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

 Libra-Wilshire Partners, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
 Not Applicable
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e) / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
 California limited partnership
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power     -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power     -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power     -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power     -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
 -0-
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
 / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
 -0-
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
 PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 046357208                                       Page  3  of  9  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

 Libra Investments, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
 Not Applicable
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e) / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
 California corporation
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power     -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power     -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power     -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power     -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
 -0-
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
 / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
 -0-
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
 CO, BD
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 046357208                                       Page  4  of  9  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

 Jess M. Ravich
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
 Not Applicable
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e) / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
 United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power     -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power     -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power     -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power     -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
 -0-
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
 / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
 -0-
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
 IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 046357208                                       Page  5  of  9  Pages
                                                               ---    ---

Item 1.   Security and Issuer.

          Common Stock, $.01 par value per share, of Astrex, Inc., 205 Express Street, Plainview, New York 11803 (the "Company" or the "Issuer").

Item 2.   Identity and Background.

          (a) This statement is filed on behalf of Libra-Wilshire Partners, L.P., a California limited Partnership ("Libra-Wilshire"), Libra Investments, Inc., a California corporation and general partner of Libra-Wilshire ("Libra"), and Jess M. Ravich, Chairman of the Board, Chief Executive Officer and controlling shareholder of Libra ("Ravich") (Libra-Wilshire, Libra and Ravich are referred to herein collectively as the "Reporting Persons" and individually as a "Reporting Person").

               The officers of Libra are as follows: Jess M. Ravich, Chairman of the Board and Chief Executive Officer; James B. Upchurch, President and Chief Operating Officer; Charles A. Yamarone, Executive Vice President; Charles A. Thurnher, Executive Vice President, Chief Financial Officer and Treasurer; and Robert G. Morrish, Executive Vice President and Secretary. The directors of Libra are as follows: Messrs. Ravich and Upchurch and Tia Ravich. (Such officers and directors are collectively referred to as the "Officers and Directors.")

          (b)  All Reporting Persons
               All Officers and Directors
               c/o Libra Investments, Inc.
               11766 Wilshire Boulevard, Suite 870
               Los Angeles, California 90025

          (c) The principal business of Libra-Wilshire is investing in securities. The principal business of Libra is acting as a broker/dealer of securities. The principal occupation of Ravich and the other Officers and Directors is to serve in such capacities with Libra.

          (d) During the last five years, neither the Reporting Persons nor, to the knowledge of Libra, the Officers and Directors, have been convicted in a criminal proceeding.

          (e) During the last five years, neither the Reporting Persons nor, to the knowledge of Libra, the Officers and Directors, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Persons or Officers or Directors were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities

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CUSIP No. 046357208                                       Page  6  of  9  Pages
                                                               ---    ---


               subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Ravich and the other Officers and Directors are citizens of the U.S.A.

Item 3.   Source and Amount of Funds or Other Consideration.

          Not Applicable

Item 4.   Purpose of the Transaction.

          This Amendment No. 1 to Schedule 13D is filed solely to reflect the sale of all shares of the Common Stock of the Company held by the Reporting Persons to the Company at a sales price of $0.29 per share in a privately negotiated transaction.

Item 5.   Interest in Securities of the Issuer.

          (a) No shares of the Company's Common Stock are presently held by Libra-Wilshire, Libra or Ravich.

          (b) No shares of the Company's Common Stock are presently held by Libra-Wilshire, Libra or Ravich.

          (c) Libra-Wilshire sold 10,000 shares of Common Stock of the Company in the open market at $0.375 per share on November 24, 1997. Except for this transaction, none of the Reporting Persons and, to the knowledge of Libra, none of the Officers and Directors, has had any transaction in the Common Stock of the Company within the last 60 days.

          (d)  Not Applicable.

          (e)  December 12, 1997

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          There are no contracts, understanding or relationships (legal or otherwise) among or between any Reporting Person or, to the best of their knowledge, their respective officers, directors or general partners or between or among any of such persons and with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 1.1 Agreement of Reporting Persons regarding a joint Schedule 13D (and such amendments as may become necessary) with respect to the Common Stock of Astrex, Inc. dated as of March 20, 1996.

CUSIP No. 046357208                                       Page  7  of  9  Pages
                                                               ---    ---

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 16, 1997                  LIBRA-WILSHIRE PARTNERS, L.P.
                                   BY:  LIBRA INVESTMENTS, INC., GENERAL PARTNER


                                   By:  \s\ JESS M. RAVICH
                                        ----------------------------------------
                                        Jess M. Ravich, Chairman of the
                                        Board and Chief Executive Officer


                                   LIBRA INVESTMENTS, INC.


                                   By:  \s\ JESS M. RAVICH
                                        ----------------------------------------
                                        Jess M. Ravich, Chairman of the
                                        Board and Chief Executive Officer


                                   \s\ JESS M. RAVICH
                                   ---------------------------------------------
                                   JESS M. RAVICH

                                                          Page  8  of  9  Pages
                                                               ---    ---


                                  EXHIBIT INDEX

EXHIBIT                                                          SEQUENTIAL
NUMBER                   DESCRIPTION                             PAGE NUMBER
-------                  -----------                             -----------

1.1       Agreement of Reporting Persons regarding a joint            9
          Schedule 13D (and such amendments as may become necessary) with respect to the Common Stock of Astrex, Inc. dated as of March 20, 1996